EXHIBIT 99.2
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PRESS RELEASE DATED MAY 15, 2003

Lifeway Foods, Inc.
For Immediate Release

Lifeway Foods, Inc. Reports Record First Quarter Results: Net Income Up 122%
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Morton Grove, IL, May 15, 2003 - Lifeway Foods, Inc. (Nasdaq: LWAY) today reported financial results for the first quarter ended March 31, 2003. Lifeway reported record revenues of $3.30 million, up 15 percent from last year's first quarter revenues of $2.89 million. Net income rose 122% to $993,273 or $.24 per share versus a net income of $447,558 or $.10 in 2002. Contributing to the change in net income and earnings per share was a non-recurring gain of about $1,246,287 from the disposition of real property and a change in the loss from the sales of marketable securities approximately equal to $382,576.

Julie Smolyansky, President and CEO, commented, "We are extremely pleased with our first quarter results. Our sales continue to be strong and we continue to surpass our growth targets. In addition, we continue to penetrate the mainstream market with our staple products, and have seen much improved growth of our newer products such as SoyTreat(R), Organic Kefir, and especially, La Fruta.

Smolyansky added, "With the addition of the new and improved packaging for our beverages coming in the later months, we feel even more confident that we can surpass our goals and achieve record revenues and profits for the current 2003 year."

Lifeway is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway OrganicTM, Organic Kefir and Kefir Cheese, and America's first soy kefir, called SoyTreat(R).

For more information, contact Julie Smolyansky, President, Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net or visit www.lifeway.net.

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.